Ms. Laura Veator, Senior Staff Accountant
Mr. Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance Disclosure Review Program
U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re: Leidos Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 15, 2022
File No. 001-33072

January 11, 2023

Dear Ms. Veator and Mr. Krikorian:

On behalf of Leidos Holdings, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated December 16, 2022, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021.

For your convenience, we have reproduced the Staff’s comments preceding the Company’s responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Guarantors and Issuers of Guaranteed Securities, page 45

1.We note your disclosure that Leidos Holdings, Inc. has fully and unconditionally guaranteed the obligations of its subsidiary, Leidos, Inc. under several notes, collectively referred to as “the Notes.” However, within Exhibit 22, you identify Leidos, Inc. as a guarantor of debt securities issued by Leidos Holdings, Inc., and also identify Leidos, Inc. as a subsidiary issuer for additional guaranteed securities not referenced in your disclosure on page 45. Please revise your disclosure, or update Exhibit 22, to reconcile the issuers, guarantors, and related guaranteed securities referenced on page 45 with those identified in Exhibit 22 or tell us why no revision is necessary. Refer to Rule 13-01(a) and (a)(1) of Regulation S-X and Item 601(b)(22)(i) of Regulation S-K.

Response

The Company acknowledges the disclosure requirements of Rule 13-01(a) and (a)(1) of Regulation S-X and Item 601(b)(22)(i) of Regulation S-K for guarantors and issuers of guaranteed securities which are registered or are being registered. In response to the Staff’s comment, the Company respectfully advises the Staff it will update in future filings, commencing with the Company’s Form 10-K for the fiscal year ended December 30, 2022, the disclosure contained in the section titled “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Guarantors and Issuers of Guaranteed Securities” to include a discussion of the unregistered securities issued by the Company and Exhibit 22 to illustrate the total amount of securities outstanding which are registered or being registered, by the Company and securities which are not registered by the Company, including the 7.125% Notes due 2032, 5.500% Notes due 2033 and 5.950% Notes due 2040.

2.You disclose on page 45 that the underlying subsidiaries of Leidos, Inc. do not guarantee the obligations under the Notes and have been excluded from the financial information presented. We also note your presentation of “Investments in consolidated subsidiaries” as a line item within the summarized financial information disclosed on page 45. Please tell us what this line item represents, and whether it includes investments in non-issuer and/or non-guarantor subsidiaries. In this regard, note that an issuer's or guarantor's investment in a subsidiary that is not an issuer or guarantor shall not be presented in the summarized financial information of issuers and guarantors of guaranteed securities required by Rule 13-01(a)(4) of Regulation S-X. Refer to Rule 13-01(a)(4)(iii) of Regulation S-X.

Response

The Company acknowledges that Rule 13-01(a)(4)(iii) of Regulation S-X requires that the summarized financial information must exclude non-issuer and non-guarantor subsidiaries. The “Investments in consolidated subsidiaries” line item within the summarized financial information of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021, represents Leidos Inc.’s holdings in its consolidated subsidiaries. These subsidiaries have not issued, nor do they guarantee, the registered securities of the Company.

In response to the Staff’s comment, the Company respectfully advises the Staff it will update the summary financial information in the section titled “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Guarantors and Issuers of Guaranteed Securities” of the Company’s Form 10-K for the Fiscal Year Ended December 30, 2022, and in future filings to exclude investments in subsidiaries which do not issue nor guarantee the Company’s registered securities. In addition, the Company will enhance its discussion of the basis of presentation for the summary financial information to specify that the intercompany balances between the guarantor(s) and obligor(s) are eliminated, while intercompany balances with non-guarantor and non-issuer subsidiaries are retained.

Very truly yours,

/s/ Christopher R. Cage
Christopher R. Cage
Chief Financial Officer

cc: Jerald S. Howe, Jr., General Counsel, Leidos Holdings, Inc.